SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                          (FINAL AMENDMENT NO. 1)


                     HAYES LEMMERZ INTERNATIONAL, INC.
                              (NAME OF ISSUER)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                421124-10-8
                               (CUSIP NUMBER)

                               Ranko B. Cucuz
                     Hayes Lemmerz International, Inc.
                           15300 Centennial Drive
                            Northville, MI 48167

                                  Copy to:
                            Patrick Carey, Esq.
                     Hayes Lemmerz International, Inc.
                           15300 Centennial Drive
                            Northville, MI 48167
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               April 18, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

                     (Continued on the following pages)
                            (Page 1 of 5 Pages)



  CUSIP NO. 421124-10-8           13D                 PAGE 2 OF 5 PAGES
                         (FINAL AMENDMENT NO. 1)

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      RANKO CUCUZ
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (X)
                                                                   (b) ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      PF; BK; OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)   ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
 ----------------------------------------------------------------------------
      NUMBER OF
       SHARES            7    SOLE VOTING POWER             473,875 *
     BENEFICIALLY
       OWNED BY          8    SHARED VOTING POWER           NONE
        EACH
      REPORTING          9    SOLE DISPOSITIVE POWER        473,875 *
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER      NONE

 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      473,875 *
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                         (X)
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
 ----------------------------------------------------------------------------

 * Includes 423,638 shares subject to options presently exercisable or exercisable within the 60 days of the date hereof. Does not include 517,092 shares subject to options that are not exercisable within the 60 days hereof.



 CUSIP NO.  421124-10-8            13D          PAGE 3 OF 5 PAGES
                          (FINAL AMENDMENT NO. 1)


 ITEM 4.  PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D for the Reporting Person is hereby amended to add the following:

           On April 18, 2000, stockholders (collectively, the Majority Stockholders") owning in excess of 75% of the Company's outstanding common stock, sent a letter (the "Withdrawal Letter") to the Board of Directors of the Company withdrawing the offer which they had made on January 9, 2000 (the "Majority Stockholder Offer") to acquire all of the shares of the Company's common stock not owned by the Majority Stockholders for $21 per share in cash. The Withdrawal Letter stated that the Majority Stockholders had engaged in discussions with representatives of the Special Committee of the Board of Directors which had been appointed to consider the Majority Stockholder Offer and, based upon such discussions, the Majority Stockholders believed that it was unlikely that they would be able to reach agreement with the Special Committee as to the price per share to be paid to the Company's minority stockholders. The Withdrawal Letter is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(e) of the Schedule 13D for the Reporting Person is hereby amended to add the following:

      As a result of the Withdrawal Letter described in Item 4, on April 18, 2000, Mr. Cucuz ceased to be deemed to share beneficial ownership of the shares held by the Majority Stockholders pursuant to Rule 13d-3 of the General Rules and Regulations promulgated under the Exchange Act. Mr. Cucuz's reporting obligation pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D for the Reporting Person is hereby amended to add the following:

 Exhibit No.    Description
 -----------    -----------

 Exhibit A      Withdrawal letter, dated April 18, 2000, to the Board of
                Directors of Hayes Lemmerz International, Inc.



 CUSIP NO. 421124-10-8             13D            PAGE 4 OF 5 PAGES
                          (FINAL AMENDMENT NO. 1)


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  April 25, 2000


                                     /s/Ranko Cucuz
                                     ------------------------
                                     Ranko Cucuz



 CUSIP NO. 421124-10-8             13D                   PAGE 5 OF 5 PAGES
                          (FINAL AMENDMENT NO. 1)


                               EXHIBIT INDEX

 Exhibit No.    Description
 ----------     -----------

 Exhibit A      Withdrawal letter, dated April 18, 2000, to the Board of
                Directors of Hayes Lemmerz International, Inc.